NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Inadvertent Release of Information
April 29, 2010 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it inadvertently released some preliminary Wholesale first quarter financial information, due to an issue with its information technology system. The information included Wholesale first quarter net sales of approximately $790-million, gross profit of $218-million and EBITDA of $174-million. The released information is incomplete and some of it was prepared for internal purposes only, including allocations and charge-outs which are not in accordance with Generally Accepted Accounting Principles, and accordingly this information should not be relied upon. Agrium will release full financial first quarter results on May 5th, 2010.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking Statements
Certain statements and other information in this press release and in the inadvertently released information constitute forward-looking statements. The inadvertently released information should not be relied on as guidance or for any other purpose. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand and price level for our major products, including the risk that cost of goods in inventory may be below the final sales price, capital costs being significantly different than projected, including costs associated with major projects, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium’s facilities, the exchange and tax rates in those countries in which we operate and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, or the failure of the Egyptian government to issue all necessary approvals to complete the Egyptian nitrogen expansion as planned, Egyptian and Argentinean governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium’s reports filed with the SEC. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
FOR FURTHER INFORMATION:
Investor/Media Relations:
 Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com